UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sun American Bancorp

 (Name of Issuer)

Common Stock

 (Title of Class of Securities)

86664A202

 (CUSIP Number)

December 31, 2009

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒Rule 13d-1(b)

☐Rule 13d-1(c)

☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 86664A202	13G

1)	NAMES OF REPORTING PERSONS	JGD Management Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER	52,129
	6) SHARED VOTING POWER	-0-
	7) SOLE DISPOSITIVE POWER	52,129
	8) SHARED DISPOSITIVE POWER	-0-
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	52,129
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 0.5%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IA, CO

Page 2 of 10 Pages

CUSIP No. 86664A202	13G

1)	NAMES OF REPORTING PERSONS

York Capital Management Global Advisors, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION	New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER	1,699,886
	6) SHARED VOTING POWER	-0-
	7) SOLE DISPOSITIVE POWER	1,699,886
	8) SHARED DISPOSITIVE POWER	-0-
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,699,886
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 14.3%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IA

Page 3 of 10 Pages

Item 1(a).	Name of Issuer: Sun American Bancorp

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9293 Glades Road
Boca Raton, Florida 33434

Item 2(a).	Name of Person Filing:

This Schedule is being filed jointly by JGD Management Corp., a Delaware corporation (“JGD”), and York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” and, together with JGD, hereinafter sometimes collectively referred to as the “Reporting Persons”), pursuant to an Agreement of Joint Filing attached hereto as Exhibit A.

This Schedule is being filed by JGD with respect to 52,129 shares of Common Stock (which consist of (a) 34,891 shares of Common Stock and (b) warrants to purchase 17,238 shares of Common Stock) directly owned by a managed account (the “Managed Account”) managed by JGD.

This Schedule is being filed by YGA with respect to:

(i)  178,800 shares of Common Stock (which consist of (a) 119,200 shares of Common Stock and (b) warrants to purchase 59,600 shares of Common Stock) directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”), the general partner of which is Dinan Management, L.L.C.;

(ii)  652,321 shares of Common Stock (which consist of (a) 436,609 shares of Common Stock and (b) warrants to purchase 215,712 shares of Common Stock) directly owned by York Investment Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Investment”), the general partner of which is Dinan Management, L.L.C.; and

(iii)  868,765 shares of Common Stock (which consist of (a) 511,265 shares of Common Stock and (b) warrants to purchase 357,500 shares of Common Stock) directly owned by York Global Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Global Value”), the general partner of which is York Global Value Holdings, LLC.

Page 4 of 10 Pages

YGA, the sole managing member of the general partner of each of York Capital, York Investment and York Global Value, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the shares of Common Stock directly owned by such investment funds.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of each of JGD and YGA is:

c/o York Capital Management
767 Fifth Avenue, 17th Floor
New York, New York 10153

Item 2(c).	Citizenship:

The place of organization of JGD is Delaware. The place of organization of YGA is New York.

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 86664A202

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Page 5 of 10 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) JGD

(a) Amount beneficially owned:	52,129

(b) Percent of class:	0.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	52,129

(ii) Shared power to vote or to direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	52,129

(iv) Shared power to dispose or to direct the disposition of	-0-

(ii) YGA

(a) Amount beneficially owned:	1,699,886

(b) Percent of class:	14.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	1,699,886

(ii) Shared power to vote or to direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	1,699,886

(iv) Shared power to dispose or to direct the disposition of	-0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for each of the Reporting Persons have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The percentages of ownership described above for JGD and YGA are based on an aggregate of 11,308,537 shares of Common Stock and 11,924,111 shares of Common Stock, respectively, which in each case consist of (i) 11,291,299 shares of Common Stock issued and outstanding as of August 8, 2009 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2009 and (ii) the number of shares of Common Stock issuable to the applicable Reporting Person if such Reporting Person were to exercise all of its warrants to purchase shares of Common Stock.

Page 6 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by JGD is held by the Managed Account, which is the advisory client of JGD.  The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by YGA is held by York Capital, York Investment or York Global Value, as the case may be, all of which are subject to YGA’s investment discretion.  Each of JGD and YGA disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 7 of 10 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  February 16, 2010
JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 8 of 10 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  February 16, 2010
YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 9 of 10 Pages

EXHIBIT A
AGREEMENT OF JOINT FILING
SUN AMERICAN BANCORP
COMMON STOCK

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13G and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 16th day of February, 2010.

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 10 of 10 Pages